Exhibit 16.1

September 24, 2013

Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Ladies and Gentlemen:

We have read the statements of SecureAlert, Inc., included under Item 4.01 of Form 8-K, with respect to this firm’s resignation as the registered independent accounting firm of SecureAlert, Inc. that occurred on September 23, 2013.  We agree with the statements made in response to that Item insofar as they relate our firm.

Sincerely,

/S/ Hansen, Barnett & Maxwell